Exhibit 99.1

MINUTES OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF NOVA MEASURING INSTRUMENTS LTD (THE “COMPANY”)

Held on November 30, 2004 at 17:00 at the Company’s Registered Offices at Building
22 Weitzmann Science Park Rehovoth, Israel

The following Shareholders were present at the meeting by Proxy:

Name	Amount of Ordinary Shares Voted	Remarks

Clal Electronic Industries, Ltd.	2,823,745	Present by Proxy
Teuza - a Fairchild Technologies	1,603,407	Present by Proxy
Venture Ltd.
Moshe Finarov	646,941	Present by Proxy
Giora Dishon	646,942	Present in Proxy
JP Morgan Chase	382,024*	Present in Proxy
Others	6,232,451**	Present by Proxy
Total	11,953,486***	Present by Proxy

The number of Shares by Proxy is sufficient to constitute a legal quorum.
Also Present: Adv. Iris Etgar-Kveller – counsel to the Company, Giora Dishon -Director of the Company, Dror David – Company Secretary, Moshe Finarov- V.P Development of the Company, Chai Toren- CFO of the Company, Maya Margalit from the PIA Group, Adv. Maya Marinov-Shiffer.

Giora Dishon is elected to chairperson the meeting.

On the Agenda:
Item no. 1 the Shareholders have reviewed the Company’s Annual Financial Statements for the period ending on December 31, 2003. As no comments were received from the Shareholders present at the meeting, the Shareholders move to the following issues on the agenda.

SHAREHOLDERS OF THE COMPANY HAVE RESOLVED AS FOLLOWS:

1.    RESOLVED, to elect Barry Cox, Joseph Ciechanover, Micha Brunstein, Avi Kerbs, Giora Dishon, Moshe Finarov and Alon Dumanis as Directors to serve for a period of one year or until their respective successors are duly elected and shall qualify.

*Voted with respect to item number 3 alone.
** Public shareholders voted by proxy cards mailed to the Company’s Transfer Agent.
** Other than with respect to item number 3 on which 968,636 share were voted.
*** Other than with respect to item number 3, on which 7,071,695 shares were voted.

2.     RESOLVED, to appoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2004, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

3.     RESOLVED, to add to the Articles of Association a new Article 7 at the end of Chapter J, as follows: “Notwithstanding Article 6 of the Israeli Securities Regulations (Tender Offer), 2000 (the “Regulations”), a Special Tender Offer, as such term is defined under the Regulations, shall not be accepted by any Offeree, as such term is defined under the Regulations, unless the terms of such Special Tender Offer states that the Acceptance Period, as such term is defined under the Regulations, is not less than forty-five (45) days, but not more than sixty (60) days from the date of the Specifications, as such term is defined under the Regulations, on a day of trade.”

Signed on this 16 day of December, 2004 BY: /S/ Giora Dishon —————————————— Giora Dishon Chairperson of the Meeting

Minutes were prepared by Iris Etgar-Kveller Adv., Counsel to the Company.

Exhibit Index:
99.2 Voting Table filed herewith
99.3 Proxy Statement filed with the SEC on November 9, 2004 and incorporated by reference.

Annex 1 - Voting Table

Item	Vote	Total	% of votes from all voters per item	Total voting per item	Quorum	Clal Electronics Industry Ltd.	Teuza - A Fairchild Technology venture Ltd.	Dishon Giora	JP Morgan Chase	Finarov Moshe	Others

		15,300,000				2,823,745	1,603,407	646,942	382,024	646,941	6,232,451
1	For	11,950,336	99.97%	11,953,486	78.13%	2,823,745	1,603,407	646,942		646,941	6,229,301
1	Against*	3,150	0.03%	11,953,486	78.13%						3,150
1	Abstain	0	0.00%	11,953,486	78.13%
2	For	11,950,536	99.97%	11,953,486	78.13%	2,823,745	1,603,407	646,942		646,941	6,229,501
2	Against	950	0.008%	11,953,486	78.13%						950
2	Abstain	2,000	0.017%	11,953,486	78.13%						2,000
3	For	6,598,821	93.3%	7,071,695	46.22%	2,823,745	1,603,407	646,942		646,941	877,786
3	Against	4,100	0.058%	7,071,695	46.22%						4,100
3	Abstain	468,774	6.63%	7,071,695	46.22%				382,024	86,750	2,050

*Other then with respect to Barry Cox with the exception of 200 and Moshe Finarov with respect to 1,000.